UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  CARVER CORPORATION
                                   (Name of Issuer)

                            Common Stock, $.01 par value)
                            (Title of Class of Securities)

                                     146881-10-7
                                    (CUSIP Number)

                                   Mark D. Whatley
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 13, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment






          containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 2 of 6






          CUSIP No. 146881-10-7      SCHEDULE 13D               Page 3 of 6




       1   Name of Reporting                          PAUL EDMUNDS SACKETT, JR.
           Person                                         DBA SACKETT & COMPANY

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                        (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                OO,PF


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]

       6   Citizenship or Place of Organization                   United States



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                      365,351
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                 365,351


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                      365,351

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11               9.9%


       14   Type of Reporting Person                                      IA,IN






          CUSIP No. 146881-10-7      SCHEDULE 13D               Page 4 of 6



          Item 1.   Security and Issuer

               This Schedule 13D ("Schedule") relates to shares of common stock, $0.01 par value (the "Common Stock"), of Carver
          Corporation (the "Issuer"). The principal executive office of the Issuer is 20121 48th Avenue West, Lynnwood, WA 98036.

          Item 2.   Identity and Background

               This Schedule is filed on behalf of Paul Edmunds Sackett, Jr. DBA Sackett & Company.

               Mr. Sackett's principal business office address is 555 California Street, Suite 4490, San Francisco, California 94104.

               Mr. Sackett's occupation is investment adviser.

               Mr. Sackett has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

               Mr. Sackett has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Mr. Sackett is a United States citizen.

          Item 3.   Source and Amount of Funds or Other Consideration

               The sources of funds for the purchases of Common Stock were funds managed by Mr. Sackett for the benefit of third parties and Mr. Sackett's personal funds.

          Item 4.   Purpose of Transaction.

               The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Mr. Sackett may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that he beneficially owns.






          CUSIP No. 146881-10-7      SCHEDULE 13D               Page 5 of 6



          Item 5.   Interest in Securities of the Issuer

          (a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned by Mr. Sackett, 87,500 shares are owned directly.

          (c) During the last 60 days, Mr. Sackett effected the following transactions on behalf of third parties. On January 18, 1996, he purchased 10,000 shares of Common Stock in two trades through broker-dealers at a price of $1 3/4 per share for 5,000 shares and $1 5/8 per share for 5,000 shares. On January 22, 1996, he purchased 5,000 shares of Common Stock in a trade through a broker-dealer at a price of $1 5/8 per share. On January 23, 1996, he purchased 5,000 shares of Common Stock in a trade through a broker-dealer at a price of $1 5/8 per share. On January 24, 1996, he purchased 20,000 shares of Common Stock in two trades through broker-dealers at a price of $1 5/8 per share for 5,000 shares and $1 11/16 per share for 15,000 shares. On January 31, 1996, he purchased 10,000 shares of Common Stock in two trades through broker-dealers at a price of $1 11/16 per share for 4,000 shares and $1 3/4 per share for 6,000 shares. On February 12, 1996, he sold 2,500 shares of Common Stock through a broker-dealer at a price of $2 3/16 per share. On February 13, 1996, he sold 2,500 shares of Common Stock through a broker-dealer at a price of $2 1/8 per share. On March 6, 1996, he sold 2,500 shares of Common Stock through a broker-dealer at a price of $2 1/8 per share. On March 7, 1996, he sold 2,500 shares of Common Stock through a broker-dealer at a price of $2 3/8 per share. On March 13, 1996, he sold 3,000 shares of Common Stock through a broker-dealer at a price of $2 3/8 per share.

          (d),(e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               None.

          Item 7.   Material to be Filed as Exhibits

               None.






          CUSIP No. 146881-10-7      SCHEDULE 13D               Page 6 of 6



                                      Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:  March 18, 1996


                              /s/ Paul Edmunds Sackett, Jr.
                              ______________________________
                              Paul Edmunds Sackett, Jr.
                              DBA Sackett & Company